

Mail Stop 4631

November 8, 2016

<u>Via E-mail</u>
Mr. Barry Niziolek
Chief Financial Officer
Trinseo S.A.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

      RE: **Trinseo S.A.**
              Form 10-K for the Year Ended December 31, 2015
              Filed March 11, 2016
              File No. 1-36473

Dear Mr. Niziolek:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                  Sincerely,

                  /s/ John Cash

                  John Cash
                  Accounting Branch Chief
                  Office of Manufacturing and Construction